Longevity Acquisition Corporation

Yongda International Tower No. 2277

Longyang Road, Pudong District, Shanghai

People’s Republic of China

August 8, 2018

Division of Corporation Finance

Office of Natural Resources
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: John Reynolds

Mail Stop 4628

Re:	Longevity Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted June 25, 2018

CIK No. 0001743858

Dear Mr. Reynolds:

On behalf of Longevity Acquisition Corporation, a British Virgin Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 20, 2018, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on June 25, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide any such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

2.	Please revise your prospectus cover page to state, if true, that your sponsor and the representative of your underwriter and/or their respective designees have committed to purchase the private units. In that regard we note your prospectus cover page states that your sponsor and the representative of your underwriters and/or their respect designees may commit to purchase private units, but Note 4 to your financial statements indicates that such parties have committed to purchase the private units.

In response to the Staff’s comment, we have revised the cover page to clarify that our sponsor and the representative of our underwriters and/or their respective designees have committed to purchase private units.

Summary, page 1

Business Strategy, page 3

3.	We note your disclosure that your officers and directors have decades of experience in mergers and acquisitions, and operating companies in China. Please disclose whether your officer and director nominees have prior experience consummating a business combination for a “blank check” company.

In response to the Staff’s comment, we have disclosed that our officers and director nominees have no prior experience consummating a business combination for a “blank check” company.

Investment Criteria, page 3

4.	We note you will seek to acquire those businesses that are currently strategically significant in China, including internet and high technology, fintech, clean energy, health care, consumer and retail, energy and resources, food processing, manufacturing and education. Please revise your disclosure to provide a description of the term “fintech.”

In response to the Staff’s comment, we have revised such disclosure.

Signatures

5.	Please revise your signature page to include the signature of your authorized representative in the United States. Refer to Instructions for Signatures on Form S-1.

In response to the Staff’s comment, we have included the signature of your authorized representative in the United States,

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Matthew Chen

Matthew Chen

cc:	Ellenoff Grossman & Schole LLP

Loeb & Loeb LLP